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          HX INVESTORS, L.P. EXTENDS TENDER OFFERS FOR COMMON STOCK OF
        SHELBOURNE PROPERTIES I, INC., SHELBOURNE PROPERTIES II, INC. AND
                         SHELBOURNE PROPERTIES III, INC.



     JERICHO, NEW YORK, July 29, 2002 -- HX Investors, L.P. announced today that it has extended the expiration of its tender offers for up to 30% of the outstanding common stock of each of Shelbourne Properties I, Inc. (Amex: HXD), Shelbourne Properties II, Inc. (Amex: HXE) and Shelbourne Properties III, Inc. (Amex: HXF) at prices of $53.00, $62.00 and $49.00 per share, respectively, until 12:00 Midnight, E.S.T., on August 5, 2002, unless further extended. Approximately 36,735, 30,664 and 28,025 shares of Shelbourne Properties I, Inc., Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc., respectively, had been tendered pursuant to the tender offers as of the close of business on July 26, 2002.

     HX Investors, L.P. is mailing to stockholders of Shelbourne Properties I, Inc., Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc. supplemental letters highlighting and clarifying certain information in connection with the tender offers. This supplemental letter has been filed with the Securities and Exchange Commission and may be obtained at its website at www.sec.gov.

     For additional information, please contact MacKenzie Partners, Inc., our information agent, at (800) 322-2885 (toll free) or (212) 929-5500 (call collect).